UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                       Inter-Tel (Delaware), Incorporated
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   458372109
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                                 (CUSIP Number)

                               Steven G. Mihaylo
                                 P.O. Box 19790
                              Reno, Nevada 89511
                                 (775) 338-4699
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   Copies to:

                            Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                         Los Angeles, California 90071
                                 (213) 687-5000

                                 July 28, 2006
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------- --------------------------------------------------------------------
1.        |Names of Reporting Persons. Steven G. Mihaylo
          |
          |I.R.S. Identification Nos. of above persons (entities only). Not |applicable.
          |
----------|--------------------------------------------------------------------
2.        |Check the Appropriate Box if a Member of a Group (see Instructions)
          |
          |           (A) [X]
          |           (B) [ ]
          |
----------|--------------------------------------------------------------------
3.        |SEC Use Only
          |
----------|--------------------------------------------------------------------
4.        |Source of Funds (see Instructions)
          |
          |OO, BK
----------|--------------------------------------------------------------------
5. |Check if Disclosure of Legal Proceedings Is Required Pursuant to |Items 2(d) or 2(e) [__]
----------|--------------------------------------------------------------------
6.        |Citizenship or Place of Organization
          |
          |United States of America
---------- --------------------------------------------------------------------
Number of Shares         |7.       Sole Voting Power
Beneficially Owned by    |
Each Reporting Person    |         5,179,498
With                     |
                         |-------- --------------------------------------------
                         |8.       Shared Voting Power
                         |
                         |         None
                         |-------- --------------------------------------------
                         |9.       Sole Dispositive Power
                         |
                         |         5,179,498
                         |-------- --------------------------------------------
                         |10.      Shared Dispositive Power
                         |
                         |         None
---------- --------------------------------------------------------------------
11.       |Aggregate Amount Beneficially Owned by Each Reporting Person
          |
          |5,179,498
----------|--------------------------------------------------------------------
12. |Check if the Aggregate Amount In Row (11) Excludes Certain Shares |(See Instructions) [__]
          |
----------|--------------------------------------------------------------------
13.       |Percent of Class Represented by Amount in Row 11
          |
          |19.6%
----------|--------------------------------------------------------------------
14.       |Type Of Reporting Person (See Instructions)
          |
          |IN
---------- --------------------------------------------------------------------

CUSIP No. 458372 109



---------- --------------------------------------------------------------------
1.        |Names of Reporting Persons.   Vector Capital Corporation
          |
          |I.R.S. Identification Nos. of above persons (entities only). |94-3311525
          |          |
----------|--------------------------------------------------------------------
2.        |Check the Appropriate Box if a Member of a Group (see Instructions)
          |
          |           (A) [X]
          |           (B) [ ]
          |
----------|--------------------------------------------------------------------
3.        |SEC Use Only
          |
----------|--------------------------------------------------------------------
4.        |Source of Funds (see Instructions)
          |
          |OO, BK
----------|--------------------------------------------------------------------
5. |Check if Disclosure of Legal Proceedings Is Required Pursuant to |Items 2(d) or 2(e) [__]
----------|--------------------------------------------------------------------
6.        |Citizenship or Place of Organization
          |
          |State of Delaware
---------- --------------------------------------------------------------------
Number of Shares         |7.       Sole Voting Power
Beneficially Owned by    |
Each Reporting Person    |         None*
With                     |
                         |-------- --------------------------------------------
                         |8.       Shared Voting Power
                         |
                         |         None*
                         |-------- --------------------------------------------
                         |9.       Sole Dispositive Power
                         |
                         |         None*
                         |-------- --------------------------------------------
                         |10.      Shared Dispositive Power
                         |
                         |         None*
---------- --------------------------------------------------------------------
11.       |Aggregate Amount Beneficially Owned by Each Reporting Person
          |
          |None*
----------|--------------------------------------------------------------------
12. |Check if the Aggregate Amount In Row (11) Excludes Certain Shares |(See Instructions) [_X_]*
          |
----------|--------------------------------------------------------------------
13.       |Percent of Class Represented by Amount in Row 11
          |
          |0*
----------|--------------------------------------------------------------------
14.       |Type Of Reporting Person (See Instructions)
          |
          |CO
---------- --------------------------------------------------------------------
*Vector Capital Corporation affirms membership in a "group" for purposes of
Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, with Steven G. Mihaylo, but disclaims beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Mr. Mihaylo.

              This Amendment No. 7 amends and supplements the Schedule 13D, dated March 3, 2006 (the "Original Schedule 13D"), and filed by Steven G. Mihaylo ("Mr. Mihaylo") with the Securities and Exchange Commission (the "SEC") on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 ("Amendment No. 1"), Amendment No. 2 thereto, dated April 21, 2006 and filed by Mr. Mihaylo with the SEC on April 21, 2006 ("Amendment No. 2"), Amendment No. 3 thereto, dated May 8, 2006 and filed by Mr. Mihaylo with the SEC on May 8, 2006 ("Amendment No. 3"), Amendment No. 4 thereto, dated May 18, 2006 and jointly filed by Mr. Mihaylo and Vector Capital Corporation ("Vector") with the SEC on May 18, 2006 ("Amendment No. 4"), Amendment No. 5 thereto, dated June 15, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 15, 2006 ("Amendment No. 5"), and Amendment No. 6 thereto, dated June 29, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 29, 2006 ("Amendment No. 6" and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share ("Common Stock"), of Inter-Tel (Delaware), Incorporated, a Delaware corporation ("Inter-Tel" or the "Company"), formerly known as Inter-Tel, Incorporated, an Arizona corporation. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.


Item 3.       Source and Amount of Funds or Other Consideration.

         The information set forth in Item 4 of the Schedule 13D with respect to (a) the commitment of Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Royal Bank of Canada and RBC Capital Markets and (b) the equity commitments of Mr. Mihaylo and Vector is incorporated herein by this reference.

Item 4.       Purpose of Transaction.

         The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

                  On July 28, 2006, Mr. Mihaylo and Vector resubmitted their proposal to the Board of Directors of Inter-Tel to acquire all of the outstanding shares of Common Stock (other than shares beneficially owned by Mr. Mihaylo that he will contribute to INTL Acquisition Corp.) for $22.50 per share in cash. A copy of the proposal is filed as Exhibit 17 to this Schedule 13D and the text of which is incorporated herein by this reference.

                  On July 28, 2006, Mr. Mihaylo and Vector issued a press release with respect to the proposal, the text of which follows:

                         STEVEN G. MIHAYLO AND VECTOR CAPITAL RESUBMIT
                                  OFFER TO ACQUIRE INTER-TEL

                   Offer to Purchase Outstanding Shares for $22.50 Per Share

                  TEMPE, AZ - July 28, 2006 - Steven G. Mihaylo, the founder, former Chairman and Chief Executive Officer and largest shareholder of Inter-Tel (Delaware), Incorporated (Nasdaq:
                  INTL), together with Vector Capital Corporation ("Vector"), announced today that they have resubmitted their offer to the Board of Directors of Inter-Tel to acquire all of the outstanding common shares of the Company, other than shares that Mr. Mihaylo will contribute to the transaction, for $22.50 per share in cash.

                  The offer price represents a premium of approximately 9.2% over the closing price of the Company's common stock on July 27, 2006.

                  While the offer is not subject to a due diligence condition, it is subject to the negotiation and execution of a merger agreement, which would contain customary representations, warranties, covenants, agreements and conditions to closing for the acquisition of a publicly traded company by a financial sponsor, and which Mr. Mihaylo and Vector believe can be completed expeditiously.

                  Mr. Mihaylo and Vector have committed to provide the equity capital to fund the acquisition, and have received from Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Royal Bank of Canada and RBC Capital Markets a commitment to provide acquisition debt financing.

                  A copy of the revised commitments of Mr. Mihaylo, Vector and Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Royal Bank of Canada and RBC Capital Markets, respectively, are filed as Exhibits 18, 19 and 20 hereto and the text of which are incorporated herein by this reference. A copy of the press release is filed as Exhibit 21 to this Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 6:

                  The information set forth in Item 4 of the Schedule 13D with respect to the proposal is incorporated herein by this reference.

Item 7.       Material to be Filed as Exhibits.

         The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

         Exhibit 17: Letter from INTL Acquisition Corp. to Inter-Tel (Delaware), Incorporated dated July 28, 2006.

         Exhibit 18: Letter from Steven G. Mihaylo to INTL Acquisition Corp. dated July 28, 2006 (incorporated by reference to Exhibit A to Exhibit 17).

         Exhibit 19: Letter from Vector Capital Corporation to INTL Acquisition Corp. dated July 28, 2006 (incorporated by reference to Exhibit B to Exhibit 17).

         Exhibit 20: Letter from Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Royal Bank of Canada and RBC Capital Markets to INTL Acquisition Corp. dated July 26, 2006 (incorporated by reference to Exhibit C to Exhibit 17).

         Exhibit 21: Press release issued by Steven G. Mihaylo and Vector Capital Corporation dated July 28, 2006.

         Exhibit 22: Joint Filing Agreement between Vector Capital Corporation and Steven G. Mihaylo dated May 18, 2006 (incorporated by reference to Exhibit 7 to the Schedule 13D).

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   July 28, 2006

                                        /s/ Steven G. Mihaylo
                                        ---------------------------------------
                                        STEVEN G. MIHAYLO


                                        VECTOR CAPITAL CORPORATION

                                        By: /s/ Christopher G. Nicholson
                                            -----------------------------------
                                        Name: Christopher G. Nicholson
                                        Its: Authorized Signatory

                                 EXHIBIT INDEX

         The Exhibit Index is hereby amended and supplemented by adding the following at the end of such Exhibit Index:

         Exhibit 17: Letter from INTL Acquisition Corp. to Inter-Tel (Delaware), Incorporated dated July 28, 2006.

         Exhibit 18: Letter from Steven G. Mihaylo to INTL Acquisition Corp. dated July 28, 2006 (incorporated by reference to Exhibit A to Exhibit 17).

         Exhibit 19: Letter from Vector Capital Corporation to INTL Acquisition Corp. dated July 28, 2006 (incorporated by reference to Exhibit B to Exhibit 17).

         Exhibit 20: Letter from Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Royal Bank of Canada and RBC Capital Markets to INTL Acquisition Corp. dated July 26, 2006 (incorporated by reference to Exhibit C to Exhibit 17).

         Exhibit 21: Press release issued by Steven G. Mihaylo and Vector Capital Corporation dated July 28, 2006.

         Exhibit 22: Joint Filing Agreement between Vector Capital Corporation and Steven G. Mihaylo dated May 18, 2006 (incorporated by reference to Exhibit 7 to the Schedule 13D).